Dick's Sporting Goods, Inc. 2003 Annual Report


DICK'S
SPORTING GOODS




98
99
00
01
02
03

Sales
(Dollars in millions)


$7.3
$14.7
$15.9
$23.5
$38.3
$52.8
98
99
00
01
02
03

Income from Continuing Operations
(Dollars in millions)


8.5%
10.2%
10.4%
10.7%
11.8%
11.8%
98
99
00
01
02
03

Return on Invested Capital (ROIC)

Dick's Sporting Goods, Inc. Financial Highlights

Fiscal Year *(Dollars in thousands, except per share data)*	2003	2002	2001
Net sales	**$1,470,845**	$1,272,584	$1,074,568
Gross profit margin	**27.7%**	26.5%	24.5%
Income from operations	**$ 86,326**	$ 69,084	$ 45,360
Net income	**$ 52,819**	$ 38,264	$ 23,471
Diluted earnings applicable to common stockholders	**$ 1.05**	$ 0.93	$ 0.66
Diluted weighted average shares outstanding	**50,280**	40,958	35,736
Total cash and cash equivalents	**$ 93,674**	$ 11,120	$ 8,976
Total debt including capitalized lease obligations	**$ 3,916**	$ 3,577	$ 80,861
Total stockholders' equity	**$ 242,981**	$ 140,499	$ 63,105
Inventory turnover	**3.69x**	3.83x	3.73x
Return on invested capital	**11.8%**	11.8%	10.7%
EBITDA	**$ 107,416**	$ 81,057	$ 57,442
Capital expenditures, net of proceeds from sale-leaseback transactions	**$ 39,624**	$ 22,584	$ 21,965
Comparable store net sales increase	**2.1%**	5.1%	3.6%
Store count	**163**	141	125

Diluted earnings applicable to common stockholders and diluted weighted average shares outstanding are adjusted for the two-for-one stock split, in the form of a stock dividend, which became effective April 5th, 2004.


goal

Our goal is to be the #1 sports and fitness specialty retailer for all athletes and outdoor enthusiasts through the relentless improvement of everything we do.



dear fellow shareholders

I'm pleased to report that 2003 was another record year for Dick's Sporting Goods. In this, our first full year as a public company, we again achieved industry-leading results and reached several new milestones.

Achievement

First and foremost, our shareholders were rewarded with 162% growth in our share price in fiscal 2003, and 315% from our IPO in October 2002 through the end of fiscal 2003. As a result of this growth in our stock price and the confidence of our Board of Directors and management in both the strong fundamentals and growth potential of our business, we announced a two-for-one stock split, in the form of a stock dividend, which became effective on April 5, 2004.

We ended 2003 as the second largest full-line sporting goods retailer in the country with $1.5 billion in sales, operating 163 stores in 27 states. Our net income increased 37% over last year's pro-forma net income to $52.8 million, which was on top of a 59% increase in the prior year's pro-forma net income. Dick's Sporting Goods was again the most profitable publicly held full-line sporting goods retailer in the country as measured by income from continuing operations and adjusted for our competitors' non-recurring items.

This industry-leading performance provides a strong endorsement of our 10,000+ associates, and of our guiding principles, including financial discipline and a focus on execution in everything that we do.

A Different Kind of Sporting Goods Retailer

As I have outlined in the past, we are a very different kind of sporting goods retailer. We sell authentic equipment, apparel and footwear, focusing on the core athlete and outdoor enthusiast. Our in-store associates, like our customers, are enthusiasts as well. As the second largest employer of PGA pros in the country, you can find in our Golf Pro Shops one of over 150 PGA pros that we employ. We also employ 175 bike technicians, and we're excited about our initiative to capitalize on the fitness business as we plan to have certified fitness trainers in every store by the end of 2004. Our emphasis on serving customers with sports enthusiasts and specialists remains a point of differentiation.

2003 Highlights

In 2003, a comparable store sales gain of 2.1% and the opening of 22 new stores fueled a 16% increase in sales. We entered 11 new markets with 13 stores, accompanied by nine stores in existing markets. Our operating income improved 25% to $86.3 million, or 5.9% of sales, up from 5.4% in 2002. Earnings per share grew 22% to $1.05 on a post-split basis, compared to pro-forma earnings per share in 2002 of $0.86.

Management Team (from left to right)
Joseph J. Queri, Jr. Senior Vice President — Real Estate
Jeffrey R. Hennion Senior Vice President — Strategic Planning
Lee Belitsky Vice President — Controller & Treasurer
Gary M. Sterling Senior Vice President — Merchandising
Bill Dandy Senior Vice President & Chief Marketing Officer
Jerel Hollens Senior Vice President — Supply Chain
William J. Colombo President & Chief Operating Officer
Joseph H. Schmidt Vice President — Store Operations
Edward W. Stack Chairman & Chief Executive Officer
Michael F. Hines Executive Vice President & Chief Financial Officer
Eileen Gabriel Senior Vice President & Chief Information Officer
William R. Newlin Executive Vice President & Chief Administrative Officer


$30.0
$27.5
$25.0
$22.5
$20.0
$17.5
$15.0
$12.5
$10.0
$ 7.5
$ 5.0
Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb

DKS Stock Price Performance 2003
(Adjusted for two-for-one stock split, effective April 2004)

We closed the year with a strong balance sheet. At year-end, we had no outstanding borrowings on our $180 million revolving line of credit, a $94 million cash balance, and inventories were down 6% year-over-year on a per-store and per-square-foot basis.

As a result, we generated a return on invested capital of 11.8% and inventory turnover of 3.69x, both key metrics by which we measure our performance.

Business Development

We measure ourselves not only against sporting goods retailers, but also against best-in-class specialty retailers in other sectors, and we will always look for room to improve. Our performance in 2003 simply raises the bar for future results, and we look forward to that challenge. In 2004 and beyond, you can expect more of what has made us successful to date. Our objective is to capture an even larger portion of what is still a very fragmented $46 billion sporting goods marketplace.

We're uniquely positioned to capitalize on the opportunities for growth within our industry. In addition to improving all that we do within our existing operations, we will continue to open new stores in geographically contiguous markets as the foundation of our growth strategy. We also expect to expand and deepen our private label offerings, which offer value and differentiation to our customers and generate higher margins for our business.

Teamwork

We are constantly working to position ourselves for continued growth. In 2003 we added a number of key members to what was already a strong and experienced management team. Bill Newlin (Executive Vice President & Chief Administrative Officer), Bill Dandy (Senior Vice President & Chief Marketing Officer) and Jerel Hollens (Senior Vice President — Supply Chain) are all welcomed additions. These experienced managers will challenge many components of our business, from our merchandising assortment to our marketing strategy to our administrative processes.

As we begin 2004, we have already put in place a number of initiatives to position ourselves for what we expect will be another challenging, but rewarding, year. We improved an already strong balance sheet by completing an opportunistic financing in the form of convertible notes in February 2004. Net proceeds totaled $146 million after the net cost of a hedge and warrant which had the effect of increasing the conversion premium to 100% or $56.16 post-split. Proceeds will be used for general corporate purposes, which may include investing in new stores, accelerating store growth and acquisitions of complementary companies or businesses.

We are committed to delivering value to our customers, and returns to our shareholders. Most importantly, our continued success is an expression of the joint efforts and ideas of many stakeholders — our associates, our customers, and our vendors. On behalf of our management team, we thank each of you for your support, and we once again look forward to achieving new milestones in the year ahead.



Edward W. Stack
Chairman and Chief Executive Officer



Leading golf brands ... breakthrough technology



traction

Step inside a Dick's Pro Shop and get your hands on the latest advances and biggest names in golf equipment and apparel. Our PGA pros and other associates deliver the expertise and insight to keep you looking and playing your best.





Passionate ... in pursuit of success


authentic

Visit the Sportsman's Lodge and enjoy the broad selection of hunting, camping and fishing gear, boots, equipment and accessories. Our hunting and fishing experts will guide you to exactly the right product for success and safety in the great outdoors.



Relentless ... exceeding expectations





discipline

Move on over to the Fitness center at Dick's for a wide selection of treadmills, elliptical trainers and other home exercise equipment. Whether it's a home gym or a yoga mat, hand weights or a heavy bag, our knowledgeable exercise staff knows what it takes to keep you and your workout routine going strong.


403

Driven ... go the extra mile



Scan the footwear wall inside a Dick's store and view the wide breadth of product we offer to enhance your performance in every sport and season. Choose from all kinds of athletic and lifestyle shoes, skates, boots and more. Whatever your interest, we've got your style and size in all the top brands, backed by our Guaranteed In-Stock program.





eamwork ... toward a personal best



the winning edge



Look around a Dick's store and feel again how great it is to compete. Athletes today recognize that getting to the next level requires the right support and equipment. From our merchandise selection to local sponsorships and team packets, we help our customers perform at the top of their game.



unique shopping experience

Dick's succeeds by hiring and training associates who are passionate about their sport, and by creating a shopping experience unlike any other. Dick's "store-within-a-store" specialty shops combine the convenience, broad assortment, and competitive prices of large format stores with the brand names, deep product selection and knowledgeable customer service of a specialty store.

Our stores stand out as a destination experience for athletes, from beginner to enthusiast, at every age and level of competition. From the putting green to the footwear track, the Sportsman's Lodge to the team sports area, we combine vast product selection and quality with superior service.


Titleist
2


TaylorMade

01 golf

At Dick's, our Pro Shop is staffed by PGA Pros and other golf enthusiasts who recognize that a person's golf game is only as good as his or her next swing. We help everyone — beginner to enthusiast — enhance and enjoy their game.

As with all of our product selection, we offer the highest quality golf equipment and latest innovations. This approach differentiates us from mass merchandisers. By catering to such a wide array of customers, we can offer all of our vendor's new products, with enhanced technical features — in golf and every product line — as they flow into the marketplace.


DICK'S
SPORTING GOODS
Callaway
Next Generation
Aerodynamics
Callaway
Callaway



02 the lodge

Customers value the knowledgeable conversation — about what's new and what's working — found inside a Dick's Sportsman's Lodge every bit as much as the purchase itself.

We apply that same attention to detail in our overall store design and selection. We believe that our compelling new store economics and successful track record of careful, targeted expansion to geographically contiguous markets continues to yield impressive results.

Dick's continues to gain market share and improve operating margins through well-considered store growth in both new and existing markets. In 2003, we opened 22 new stores in 12 states, representing nine stores in existing markets and 13 stores in new markets.


THE LODGE



03 *fitness*

The fitness experts at Dick's recognize that staying fit requires commitment and sacrifice, and plenty of choices. In addition to major national brands — Pro-Form, Fitness Quest, and Everlast — we offer private label brands of exceptional quality and value such as Fitness Gear and Ativa.

Private label products have grown to represent more than 10 percent of sales storewide. We have invested in a development and procurement staff that continually sources performance-based products aimed at the authentic athlete and outdoor enthusiast. These exclusive products offer outstanding value to our customers at key price points and provide us with significant increases in gross margins.


strength
training
boxing
DANSKIN






adidas



04 footwear

When it comes to athletic footwear, Dick's customers expect to find what they want, when they want it. That's why we carry a broad selection of athletic footwear and keep it stocked.

We deliver on our in-stock promise thanks to the diligent and coordinated efforts between our buyers, planners and store operations staffs. Our distribution and inventory management ensures that stores and products are replenished in a timely manner. For customers, that means experiencing the broad product selection they expect from Dick's, and the satisfaction of finding what they want the first time.

The result is a stronger bottom line. Gross margins and inventory turns benefit from improved purchasing leverage and disciplined merchandise planning and allocation.




POWERBOLT







05 *team sports*

At Dick's, we know what it takes to win. Like our customers, the drive to compete — against others as well as our own past efforts — propels us forward toward the next challenge. Our goal remains clear — to redefine sports and fitness specialty retailing for all athletes and outdoor enthusiasts through quality brands, information, technology and superior service.

As with our front-line associates, experience counts at the senior management level. Our executive management team averages 11 years of experience in the sporting goods industry, all with Dick's, and 19 years in general retailing.





UNDER ARMOUR®
HEADQUARTERS



athletic apparel

At Dick's, we pay close attention to detail, from the fit of our athletic apparel lines to the layouts and sight lines of each department. Our merchandising approach stimulates cross-selling by making it easier for customers to see the great selection of top name brands throughout our stores.

Our customers associate Dick's with apparel designed to enhance their performance and enjoyment of athletic pursuits.

Whether it's workout wear from our Nike shop or the latest advance from Under Armour, we understand that dressing for athletic success is all about quality and selection.




NIKE
NIKE
NIKE


BASKETBALL

The right products. The best people. National and private label brands that keep our customers performing at the top of their game. A store design that celebrates the authentic athlete and outdoor enthusiast. Our commitment to these fundamentals provides Dick's with a significant competitive advantage.

It's the everyday execution by our associates that keeps us performing strong.

Our mission remains clear: "To be the #1 sports and fitness specialty retailer for all athletes and outdoor enthusiasts, through the relentless improvement of everything we do."




1
1
4
22
2
3
8
4
23
8
1
3
4
21
2
3
10
7
4
4
15
2
2
2
1

Dick's Sporting Goods, Inc. is the leading full-line sporting goods retailer in the eastern half of the United States with 163 stores in 27 states.


$174
$175
$180
$186
$192
3.33x
3.63x
3.73x
3.83x
3.69x
22.1%
22.5%
23.4%
24.5%
26.5%
98
99
00
01
02
03

Store Count *(number of stores)*

Net Sales per Square Foot

Inventory Turnover[1]

Gross Profit Margins

[1] Cost of Goods Sold/Average Inventories over the last five quarters.

2003 financial report

20

CONTENTS

five-year financial summary

Fiscal Year	2003	2002	2001	2000	1999
(Dollars in thousands, except per share and sales per square foot data)					
STATEMENT OF OPERATIONS DATA:					
Net sales	**$1,470,845**	$1,272,584	$1,074,568	$ 893,396	$ 728,342
Gross profit	**407,739**	337,392	263,569	208,844	163,896
Selling, general and administrative expenses	**314,885**	262,755	213,065	169,392	132,403
(Gain) on sale / loss on write-down of non-cash investment[1,2]	**(3,536)**	2,447	–	–	–
Income from continuing operations	**52,819**	38,264	23,471	15,947	14,691
Discontinued operations[3]	**–**	–	–	7,304	3,514
Net income	**52,819**	38,264	23,471	8,643	11,177
Accretion of mandatorily redeemable preferred stock[4]	**–**	–	–	(5,654)	(14,404)
Net income (loss) applicable to common stockholders	**$ 52,819**	$ 38,264	$ 23,471	$ 2,989	$ (3,227)
EARNINGS PER COMMON SHARE DATA[5]:					
Diluted earnings (loss) applicable to common stockholders	**$ 1.05**	$ 0.93	$ 0.66	$ 0.23	$ (1.14)
Diluted weighted average shares outstanding	**50,280**	40,958	35,736	37,004	2,828
STORE DATA:					
Comparable store net sales increase (decrease)	**2.1%**	5.1%	3.6%	3.0%	(0.6%)
Number of stores at end of period	**163**	141	125	105	83
Total square feet at end of period	**7,919,138**	6,807,021	6,149,044	5,303,124	4,355,072
Net sales per square foot	**$ 193**	$ 192	$ 186	$ 180	$ 175
OTHER DATA:					
Gross profit margin	**27.7%**	26.5%	24.5%	23.4%	22.5%
Operating margin	**5.9%**	5.4%	4.2%	3.7%	3.8%
Inventory turnover	**3.69x**	3.83x	3.73x	3.91x	3.63x
Depreciation and amortization	**$ 17,554**	$ 14,420	$ 12,082	$ 9,425	$ 8,662
BALANCE SHEET DATA:					
Inventories	**$ 254,360**	$ 233,497	$ 201,585	$ 163,149	$ 139,577
Total assets	**$ 498,531**	$ 376,235	$ 321,982	$ 264,513	$ 219,752
Total debt including capitalized lease obligations	**$ 3,916**	$ 3,577	$ 80,861	$ 73,647	$ 14,931
Total mandatorily redeemable preferred stock excluded from stockholders' equity[6,7]	**$ –**	$ –	$ –	$ –	$ 152,170
Retained earnings (accumulated deficit) – including accretion of redeemable preferred stock[8]	**$ 63,044**	$ 10,225	$ (28,039)	$ (51,510)	$ (54,499)
Total stockholders' equity (deficit)[7]	**$ 242,981**	$ 140,499	$ 63,105	$ 38,742	$ (62,814)

[1] Gain on sale of investment resulted from the sale of a portion of the Company's non-cash investment in its third-party Internet commerce service provider. We converted a royalty arrangement with that provider into an equity investment that resulted in this non-cash investment.

[2] The loss on write-down of non-cash investment resulted from a write-down of the investment in our third-party Internet commerce service provider due to a decline in the value of that company's publicly traded stock.

[3] Discontinued operations resulted from our former Internet commerce business.

[4] Represents accretion of the redeemable preferred stock to its redemption value through a charge to retained earnings / (accumulated deficit).

[5] Earnings per share data gives effect to the two-for-one stock split, in the form of a stock dividend, approved by the Company's Board of Directors on February 10, 2004.

[6] In connection with our recapitalization in fiscal 2000, the preferred stockholders elected to convert all outstanding shares of preferred stock to shares of common stock, resulting in the conversion of 9,396,612 shares of preferred stock to 25,251,162 shares of common stock. We repurchased approximately 60% of the shares of common stock from the former preferred stockholders for cash and promissory notes. The notes were repaid in September 2001.

[7] The mandatorily redeemable preferred stock was not classified within stockholders' equity (deficit) because of the redemption feature.

[8] Includes $63.9 million of accretion of the redeemable preferred stock to its redemption value through a charge to accumulated deficit.

The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial and Other Data" and our consolidated financial statements and related notes appearing elsewhere in this report. This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See page 31, "Forward-Looking Statements."

OVERVIEW

The Company is an authentic full-line sporting goods retailer offering a broad assortment of brand-name sporting goods equipment, apparel and footwear in a specialty store environment. As of January 31, 2004, the Company operated 163 stores in 27 states throughout the eastern half of the United States. The Company's fiscal year ends on the Saturday closest to January 31, which generally results in a 52-week fiscal year. However, every five or six years, the fiscal year is 53 weeks. On February 10, 2004, the Company's board of directors approved a two-for-one stock split, in the form of a stock dividend, of the Company's common stock and Class B common stock effected in the form of a stock dividend. The split was effected by issuing our stockholders of record on March 19, 2004 one additional share of common stock for every share of common stock held, and one additional share of Class B common stock for every share of Class B common stock held. The applicable share and per-share data included herein have been retroactively restated to give effect to this stock split.

RESULTS OF OPERATIONS

The following table presents for the periods indicated selected items in the consolidated statements of income as a percentage of the Company's net sales:

Fiscal Year	**2003**	2002	2001
Net sales	**100.0%**	100.0%	100.0%
Cost of goods sold, including occupancy and distribution costs	**72.3**	73.5	75.5
Gross profit	**27.7**	26.5	24.5
Selling, general and administrative expenses	**21.4**	20.7	19.8
Pre-opening expenses	**0.4**	0.4	0.5
Income from operations	**5.9**	5.4	4.2
(Gain) on sale / loss on write-down of non-cash investment	**(0.2)**	0.2	–
Interest expense, net	**0.1**	0.2	0.6
Income before income taxes	**6.0**	5.0	3.6
Provision for income taxes	**2.4**	2.0	1.5
Net income	**3.6%**	3.0%	2.1%

Cost of goods sold includes the cost of merchandise, inventory shrinkage, freight, distribution and store occupancy costs. Store occupancy costs include rent, common area maintenance charges, real estate and other asset-based taxes, store maintenance, utilities, depreciation, fixture lease expenses and certain insurance expenses.

Selling, general and administrative expenses include store and field support payroll and fringe benefits, advertising, bank card charges, information systems, marketing, legal, accounting, other store expenses and all expenses associated with operating the Company's corporate headquarters.

Pre-opening expenses consist primarily of marketing, payroll and recruiting costs incurred prior to a new store opening.

FISCAL 2003 COMPARED TO FISCAL 2002

Net Income Our net income increased by $14.5 million, or 38.0%, to $52.8 million from $38.3 million in 2002. This represented an increase in diluted earnings per share of $0.12, or 12.9%, to $1.05 from $0.93 in 2002.

Net Sales Net sales increased by $198.2 million, or 15.6%, to $1,470.8 million from $1,272.6 million in 2002. This increase resulted from a comparable store sales increase of $24.2 million, or 2.1%, and $174.0 million in new store sales, which reflected the opening of 22 new stores and relocation of one store in 2003 compared to the opening of 16 new stores and relocation of three stores in 2002. The increase in comparable store sales is mostly attributable to sales increases in the majority of the Company's merchandise categories, with team sports, women's apparel, water sports, paintball and licensed apparel recording the largest increases. These increases were partly offset by lower sales of in-line skates, hunting equipment and fishing tackle.

Income from Operations Income from operations increased by $17.2 million, or 25.0%, to $86.3 million from $69.1 million in 2002. The increase in income from operations is primarily a result of increased gross profit partially offset by an increase in selling, general and administrative expenses and pre-opening expenses.

Gross profit increased by $70.3 million, or 20.9%, to $407.7 million from $337.4 million in 2002. As a percentage of net sales, gross profit increased to 27.7% from 26.5% in 2002. The increase in gross profit percentage was primarily due to improved selling margins in the majority of the Company's product categories, including private label products that provide us with significantly higher gross margins than comparable products we sell. The gross profit percentage was also favorably impacted by the classification of a larger portion of cooperative advertising funds as a reduction of cost of goods sold, as fewer of these funds were directly tied to advertising expenditures in 2003 as compared to 2002. In addition, the gross profit percentage improved due to improved productivity at the Company's distribution center.

Selling, general and administrative expenses increased by $52.1 million to $314.9 million from $262.8 million in 2002. As a percentage of net sales, selling, general and administrative expenses increased to 21.4% from 20.7% in 2002. The percentage increase was due to the classification of a larger portion of cooperative advertising funds as a reduction of cost of goods sold (as discussed above), higher employee benefits costs, higher associate relocation expense, additional professional and insurance expenses associated with being a public company for all of 2003 as compared to approximately one quarter in 2002, and higher information systems costs associated with the implementation of the new merchandising systems, partially offset by lower incentive compensation expense.

Pre-opening expenses increased by $0.9 million to $6.5 million from $5.6 million in 2002. Pre-opening expenses were for the addition of 22 new stores and one relocation compared to 16 new stores and three relocations in 2002.

(Gain) on Sale / Loss on Write-Down of Non-Cash Investment Gain on sale of investment of $3.5 million resulted from the sale of a portion of the Company's non-cash investment in its third-party Internet commerce service provider. Loss on write-down of non-cash investment resulted from a $2.4 million write-down in 2002 of the non-cash investment in the Company's third-party Internet commerce service provider due to a decline in the value of that company's publicly traded stock. In July 2001, the Company had converted a cash-based royalty arrangement with that provider into an equity investment in that company which resulted in this non-cash investment.

Interest Expense, Net Interest expense decreased by $1.1 million to $1.8 million from $2.9 million in 2002 primarily due to lower interest rates and lower average borrowings on the Company's senior secured revolving credit facility.

FISCAL 2002 COMPARED TO FISCAL 2001

Net Income Our net income increased by $14.8 million, or 63.0%, to $38.3 million from $23.5 million in 2001. This represented an increase in diluted earnings per share of $0.27, or 40.9%, to $0.93 from $0.66 in 2001.

Net Sales Net sales increased by $198.0 million, or 18.4%, to $1,272.6 million from $1,074.6 million in 2001. This increase resulted from a comparable store sales increase of $48.3 million, or 5.1%, and $149.7 million in new store sales, which reflected the opening of 16 new stores and relocation of three stores in 2002 compared to the opening of 20 new stores in 2001. The increase in comparable store sales is mostly attributable to sales increases in the majority of the Company's merchandise categories, with women's apparel, exercise, team sports and camping recording the largest increases. These increases were partly offset by lower sales of fishing tackle.

Income from Operations Income from operations increased by $23.7 million, or 52.3%, to $69.1 million from $45.4 million in 2001. The increase in income from operations is primarily a result of increased gross profit partially offset by an increase in selling, general and administrative expenses and pre-opening expenses.

Gross profit increased by $73.8 million, or 28.0%, to $337.4 million from $263.6 million in 2001. As a percentage of net sales, gross profit increased to 26.5% from 24.5% in 2001. The increase in gross profit percentage was primarily due to improved selling margins in the majority of the Company's product categories, which was aided by favorable weather conditions throughout the fourth quarter resulting in a reduction of mark-down activity, as well as increased sales of private label products that provide us with significantly higher gross margins than comparable products we sell. In addition, the gross profit percentage improved due to leverage of store occupancy costs that resulted from increased comparable store sales and improved productivity at the Company's distribution center.

Selling, general and administrative expenses increased by $49.7 million to $262.8 million from $213.1 million in 2001. As a percentage of net sales, selling, general and administrative expenses increased to 20.7% from 19.8% in 2001. The percentage increase was due primarily to higher payroll and benefit costs, continued infrastructure investments in the form of information systems and increased corporate office employees, and expenses associated with the rollout of the Company's "Scorecard" loyalty program.

Pre-opening expenses increased by $0.5 million to $5.6 million from $5.1 million in 2001. Pre-opening expenses were for the addition of 16 new stores and three relocations in 2002 compared to 20 new stores in 2001. The 2002 pre-opening expense was negatively impacted as the opening of one store was significantly delayed due to the late opening of the shopping center.

Loss on Write-Down of Non-Cash Investment Loss on write-down of non-cash investment resulted from a $2.4 million write-down in 2002 of the non-cash investment in the Company's third-party Internet commerce service provider due to a decline in the value of that company's publicly traded stock. In July 2001, the Company had converted a cash-based royalty arrangement with that provider into an equity investment in that company which resulted in this non-cash investment.

Interest Expense, Net Interest expense decreased by $3.3 million to $2.9 million from $6.2 million in 2001. This decrease was due primarily to lower interest rates and lower average borrowings. All of the net proceeds of $27.9 million from the Company's initial public offering of common stock were used to reduce borrowings under the senior secured revolving credit facility.

LIQUIDITY AND CAPITAL RESOURCES

Our primary capital requirements are for inventory, capital improvements, and pre-opening expenses to support expansion plans, as well as for various investments in store remodeling, store fixtures and ongoing infrastructure improvements. The Company's main sources of liquidity in 2003 have been our cash flows from operations, borrowings under the senior secured revolving credit facility, proceeds from the exercise of stock options and proceeds from sale-leaseback transactions.

The change in cash and cash equivalents is as follows:

Fiscal Year Ended	**January 31, 2004**	February 1, 2003	February 2, 2002
Net cash provided by operating activities	**$ 86,500**	$ 61,138	$ 12,007
Net cash used in investing activities	**(33,395)**	(22,584)	(21,965)
Net cash provided by (used in) financing activities	**29,449**	(36,410)	10,655
Net increase in cash and cash equivalents	**$ 82,554**	$ 2,144	$ 697

OPERATING ACTIVITIES

Cash provided by operating activities increased by $25.4 million in 2003, or 41.6%, to $86.5 million, reflecting higher net income adjusted for non-cash items. The primary increase is the $29.9 million tax benefit from the exercise of stock options. Increases in cash provided by operating activities were partially offset by larger decreases in accounts payable and income taxes payable. The decrease in the change in accounts payable was primarily due to a decrease in in-transit import inventory where we take possession overseas, and to the timing of receipts during the last two months of 2002 compared to 2003. The decrease in the change in income taxes payable is primarily related to the tax benefit from the exercise of stock options and changes in deferred taxes. The decrease is partially offset by the increase in income taxes payable related to the increase in taxable income in 2003 as compared to 2002. The cash flow from operating the Company's stores is a significant source of liquidity, and will continue to be used in 2004 primarily to purchase inventory, make capital improvements and open new stores. All of the Company's revenues are realized at the point-of-sale in the stores. Thus, net sales are essentially on a cash basis.

INVESTING ACTIVITIES

Cash used in investing activities increased by $10.8 million in 2003, or 47.8%, to $33.4 million, primarily reflecting an increase in net capital expenditures. We use cash in investing activities to build new stores and remodel or relocate existing stores. Furthermore, net cash used in investing activities includes purchases of information technology assets and expenditures for distribution facilities and corporate headquarters. During 2003, 2002 and 2001, the Company opened 22, 16 and 20 new stores, respectively, and remodeled or relocated one, three and one store(s), respectively. Sale-leaseback transactions covering store fixtures, buildings and information technology assets also have the effect of returning to the Company cash previously invested in these assets. During 2003, the Company completed two building sale-leasebacks. One of the sale-leasebacks generated proceeds of $5.0 million for which the capital expenditures were incurred in 2002. Additionally, the Company incurred building costs of $15.2 million in 2003 that will be reimbursed in 2004 under the terms of sale-leaseback agreements. The Company also generated $4.2 million in proceeds from the sale of a portion of the Company's non-cash investment in its third-party Internet commerce service provider during 2003.

In accordance with Emerging Issues Task Force No. 97-10 ("Issue 97-10"), "The Effect of Lessee Involvement in Asset Construction," the Company is considered to be the owner of certain buildings during the construction period, for accounting purposes only. Accordingly, the Company has recognized a non-cash asset and related non-cash obligation of $10.9 million as of January 31, 2004. At the conclusion of the construction period, the asset and related liability will be removed from the balance sheet in a manner similar to a sale-leaseback transaction if certain conditions are met. The application of Issue 97-10 has no impact to cash balances, net cash flow, the statement of operations or cash obligations.

FINANCING ACTIVITIES

Cash provided by financing activities increased by $65.8 million in 2003, or 181.0%, to $29.4 million, primarily reflecting a decrease in the change in the balance of the senior secured revolving credit facility partially offset by the proceeds from the initial public offering in 2002 and the proceeds from the exercise of stock options in 2003. Financing activities consist primarily of borrowings and repayments under the senior secured revolving credit facility, net proceeds from the initial public offering, and proceeds from transactions in the Company's common stock. During 2003, the Company received proceeds of $15.9 million from the exercise of employee stock options and purchases of common stock under the employee stock purchase plan. Future stock option activity cannot be predicted. During 2002, the Company completed an initial public offering of 16,762,640 shares of common stock, including the underwriters' over-allotment, of which 5,544,000 were sold by the Company and 11,218,640 were sold by certain of the Company's stockholders. Proceeds to the Company, net of $2.8 million in transaction costs, were $28.1 million. The proceeds were used to repay outstanding borrowings under the senior secured revolving credit facility. During 2001, stock options representing 5,724,748 shares were exercised in exchange for a $6.2 million note receivable due from a related party. Proceeds from the payment on the note were received in 2002.

The Company's liquidity and capital needs have been met by cash from operations and borrowings under the senior secured revolving credit facility. This senior secured revolving credit facility provides for borrowings in an aggregate outstanding principal amount of up to $180 million, including up to $50 million in the form of letters of credit. The actual availability under the senior secured revolving credit facility is limited to the lesser of 70% of the Company's eligible inventory or 85% of the Company's inventory's liquidation value, in each case net of specified reserves and less any letters of credit outstanding. There were no outstanding borrowings on the senior secured revolving credit facility as of January 31, 2004 and February 1, 2003 and borrowings of $77.1 million as of February 2, 2002. Total remaining borrowing capacity, after subtracting letters of credit as of January 31, 2004, February 1, 2003 and February 2, 2002 was $154.3 million, $143.8 million and $52.9 million, respectively. Interest on outstanding indebtedness under the senior secured revolving credit facility currently accrues at the lender's prime commercial lending rate or, if the Company elects, at the one-month LIBOR plus 1.25% based on the Company's current interest coverage ratio. The Company's obligations under the senior secured revolving credit facility are secured by interests in substantially all of the Company's personal property excluding store and distribution center equipment and fixtures. The senior secured revolving credit facility matures on May 30, 2006. The Company has used the senior secured revolving credit facility to meet seasonal working capital requirements and to support the Company's growth.

The senior secured revolving credit facility contains restrictions regarding the Company's and related subsidiary's ability, among other things, to merge, consolidate or acquire non-subsidiary entities, to incur indebtedness or liens, to pay dividends or make distributions on the Company's stock, to make investments or loans, or to engage in transactions with affiliates. The Company is obligated to maintain a fixed charge coverage ratio of not less than 1.0 to 1.0. Obligations under the senior secured revolving credit facility are secured under various collateral documents (including a security agreement, pledge agreement, blocked account agreements, concentration account agreement, disbursement account agreements, and a trademark security agreement) by interests in substantially all of the Company's personal property excluding store and distribution center equipment and fixtures, including the pledge of the stock of our wholly owned subsidiary, American Sports Licensing, Inc. As of January 31, 2004, the Company was in compliance with the terms of the senior secured revolving credit facility.

On February 18, 2004, the Company completed a private offering of $172.5 million issue price of senior unsecured convertible notes due in 2024 ("convertible notes") in transactions pursuant to Rule 144A under the Securities Act of 1933, as amended. Net proceeds to the Company of $145.7 million are after the net cost of a five-year convertible bond hedge and a five-year separate warrant transaction. The hedge and warrant transactions effectively increase the conversion premium associated with the senior convertible notes during the term of these transactions from 40% to 100%, or from $39.31 to $56.16 per share, thereby reducing the potential dilutive effect upon conversion.

Cash requirements in 2004, other than normal operating expenses, are expected to consist primarily of capital expenditures related to the addition of new stores. The Company plans to open 25 new stores during 2004. The Company also anticipates incurring additional expenditures for remodeling or relocating certain existing stores and enhancing its information technology assets as well as other infrastructure improvements. While there can be no assurance that current expectations will be realized, the Company expects net capital expenditures in 2004 to be approximately $30.0 million.

The Company believes that existing cash flows generated from operations, funds available under our senior secured revolving credit facility and proceeds from our convertible notes will be sufficient to satisfy our capital requirements through 2004. Other new business opportunities or store expansion rates substantially in excess of those presently planned may require additional funding.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The only off-balance sheet contractual obligations and commercial commitments as of January 31, 2004 relate to operating lease obligations and letters of credit. The Company has excluded these items from the balance sheet in accordance with generally accepted accounting principles.

The following table summarizes the Company's material contractual obligations, including both on- and off-balance sheet arrangements in effect at January 31, 2004, and the timing and effect that such commitments are expected to have on the Company's liquidity and capital requirements in future periods:

Payments Due by Period	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
(Dollars in thousands)					
Contractual obligations:					
Long-term debt	$ 1,159	$ 175	$ 277	$ 94	$ 613
Capital lease obligations	2,757	330	417	161	1,849
Operating lease obligations	1,598,009	118,898	250,589	241,262	987,260
Total contractual obligations	$1,601,925	$119,403	$251,283	$241,517	$989,722

The following table summarizes the Company's other commercial commitments, including both on- and off-balance sheet arrangements, in effect at January 31, 2004:

	Total	Less Than 1 Year
(Dollars in thousands)		
Other commercial commitments:		
Documentary letters of credit	$ 5,491	$ 5,491
Standby letters of credit	7,360	7,360
Total other commercial commitments	$ 12,851	$ 12,851

The Company expects to fund these commitments primarily with operating cash flows generated in the normal course of business.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The Company's significant accounting policies are described in Note 1 of the Consolidated Financial Statements, which were prepared in accordance with accounting principles generally accepted in the United States of America. Critical accounting policies are those that the Company believes are both most important to the portrayal of the Company's financial condition and results of operations, and require the Company's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions.

The Company considers the following policies to be the most critical in understanding the judgments that are involved in preparing its consolidated financial statements.

Inventory Valuation The Company values inventory using the lower of weighted average cost or market method. Market price is generally based on the current selling price of the merchandise. The Company regularly reviews inventories to determine if the carrying value of the inventory exceeds market value and the Company records a reserve to reduce the carrying value to its market price, as necessary. Historically, the Company has rarely experienced significant occurrences of obsolescence or slow-moving inventory. However, future changes such as customer merchandise preference, unseasonable weather patterns, or business trends could cause the Company's inventory to be exposed to obsolescence or slow-moving merchandise.

Shrink expense is accrued as a percentage of merchandise sales based on historical shrink trends. The Company performs physical inventories at the stores and distribution center throughout the year. The reserve for shrink represents an estimate for shrink for each of the Company's locations since the last physical inventory date through the reporting date. Estimates by location and in the aggregate are impacted by internal and external factors and may vary significantly from actual results.

Vendor Allowances Vendor allowances include allowances, rebates and cooperative advertising funds received from vendors. These funds are determined for each fiscal year and the majority are based on various quantitative contract terms. Amounts expected to be received from vendors relating to the purchase of merchandise inventories are recognized as a reduction of cost of goods sold as the merchandise is sold. Amounts that represent a reimbursement of costs incurred, such as advertising, are recorded as a reduction to the related expense in the period that the related expense is incurred. The Company records an estimate of earned allowances based on the latest projected purchase volumes and advertising forecasts. On an annual basis, the Company confirms earned allowances with vendors to ensure the amounts are recorded in accordance with the terms of the contract.

In November 2002, the FASB issued Emerging Issues Task Force Issue No. 02-16 ("Issue 02-16"), "Accounting by a Reseller for Cash Consideration Received from a Vendor." Issue 02-16 addresses the issue of how a reseller of a vendor's product should account for cash consideration received from a vendor. The adoption of Issue 02-16, effective with agreements entered into after November 21, 2002, did not have a material impact on the Company's consolidated financial position or results of operations.

Impairment of Assets The Company reviews long-lived assets whenever events and circumstances indicate that the carrying value of these assets may not be recoverable based on estimated undiscounted future cash flows. Assets are reviewed at the lowest level for which cash flows can be identified, which is the store level. In determining future cash flows, significant estimates are made by the Company with respect to future operating results of each store over its remaining lease term. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Self-Insurance The Company is self-insured for certain losses related to health, workers' compensation and general liability insurance, although we maintain stop-loss coverage with third-party insurers to limit our liability exposure. Liabilities associated with these losses are estimated in part by considering historical claims experience, industry factors, severity factors and other actuarial assumptions.

FORWARD-LOOKING STATEMENTS

We caution that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Annual Report or made by our management involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond our control. Accordingly, our future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. You can identify these statements as those that may predict, forecast, indicate or imply future results, performance or advancements and by forward-looking words such as *"believe," "anticipate," "expect," "estimate," "predict," "intend," "plan," "project," "will," "will be," "will continue," "will result," "could," "may," "might" or any variations of such words or other words with similar meanings.* Forward-looking statements address, among other things, our expectations, our growth strategies, including our plans to open new stores, our efforts to increase profit margins and return on invested capital, plans to grow our private label business, projections of our future profitability, results of operations, capital expenditures or our financial condition or other "forward-looking" information and includes statements about revenues, earnings, spending, margins, liquidity, store openings and operations, inventory, private label products, our actions, plans or strategies.

The following factors, among others, in some cases have affected and in the future could affect our financial performance and actual results and could cause actual results for 2004 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this report or otherwise made by our management: the intense competition in the sporting goods industry and actions by our competitors; our inability to manage our growth, open new stores on a timely basis and expand successfully in new and existing markets; the availability of retail store sites on terms acceptable to us; the cost of real estate and other items related to our stores; our ability to access adequate capital; changes in consumer demand; risks relating to product liability claims and the availability of sufficient insurance coverage relating to those claims; our relationships with our suppliers, distributors or manufacturers and their ability to provide us with sufficient quantities of products; any serious disruption at our distribution or return facility; the seasonality of our business; the potential impact of natural disasters or national and international security concerns on us or the retail environment; risks related to the economic impact or the effect on the U.S. retail environment relating to instability and conflict in the Middle East or elsewhere; risks relating to the regulation of the products we sell, such as hunting rifles; risks associated with relying on foreign sources of production; risks relating to implementation of new management information systems; risks relating to operational and financial restrictions imposed by our senior secured revolving credit facility; factors associated with our pursuit of strategic acquisitions; the loss of our key executives, especially Edward W. Stack, our Chairman and Chief Executive Officer; our ability to meet our labor needs; changes in general economic and business conditions and in the specialty retail or sporting goods industry in particular; our ability to repay or make the cash payments under our senior convertible notes due 2024; our expansion plans at our distribution facility; and changes in our business strategies.

In addition, we operate in a highly competitive and rapidly changing environment; therefore, new risk factors can arise, and it is not possible for management to predict all such risk factors, nor to assess the impact of all such risk factors on our business or the extent to which any individual risk factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. We do not assume any obligation and do not intend to update any forward-looking statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk The Company's net exposure to interest rate risk will consist primarily of borrowings under the senior secured revolving credit facility. The Company's senior secured revolving credit facility bears interest at rates that are benchmarked either to U.S. short-term floating rate interest rates or one-month LIBOR rates, at the Company's election. There were no borrowings outstanding under the senior secured revolving credit facility as of January 31, 2004 and February 1, 2003. The impact on the Company's annual net income of a hypothetical one percentage point interest rate change on the average outstanding balances under the senior secured revolving credit facility would be approximately $0.2 million based upon fiscal 2003 average borrowings.

Credit Risk In February 2004, the Company sold $172.5 million issue price of senior unsecured convertible notes due 2024 ("convertible notes"). In conjunction with the issuance of these convertible notes, we also entered into a five-year convertible bond hedge and a five-year separate warrant transaction with one of the initial purchasers ("the counterparty") and/or certain of its affiliates. Subject to the movement in our common stock price, we could be exposed to credit risk arising out of net settlement of the convertible bond hedge and separate warrant transaction in our favor. Based on our review of the possible net settlements and the credit strength of the counterparty and its affiliates, we believe that we do not have a material exposure to credit risk as a result of these share option transactions.

Impact of Inflation The Company does not believe that operating results have been materially affected by inflation during the preceding three fiscal years. There can be no assurance, however, that operating results will not be adversely affected by inflation in the future.

Tax Matters Presently, the Company does not believe that there are any tax matters that could materially affect the consolidated financial statements.

Seasonality and Quarterly Results The Company's business is subject to seasonal fluctuations. Significant portions of the Company's net sales and profits are realized during the fourth quarter of the Company's fiscal year, which is due, in part, to the holiday selling season and, in part, to our sales of cold weather sporting goods and apparel. Any decrease in fiscal fourth quarter sales, whether because of a slow holiday selling season, unseasonable weather conditions, or otherwise, could have a material adverse effect on our business, financial condition and operating results for the entire fiscal year.

independent auditors' report / management's responsibilities report

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF DICK'S SPORTING GOODS, INC.:

We have audited the accompanying consolidated balance sheets of Dick's Sporting Goods, Inc. and subsidiary as of January 31, 2004 and February 1, 2003, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dick's Sporting Goods, Inc. and subsidiary as of January 31, 2004 and February 1, 2003, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Pittsburgh, Pennsylvania
March 10, 2004

MANAGEMENT'S RESPONSIBILITIES REPORT

The management of Dick's Sporting Goods, Inc. is responsible for the preparation and integrity of the consolidated financial statements included in this Annual Report to Shareholders. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments where necessary. Financial information included elsewhere in this Annual Report is consistent with these financial statements.

Management maintains a system of internal controls and procedures designed to provide reasonable assurance that transactions are executed in accordance with proper authorization, transactions are properly recorded in the Company's records, assets are safeguarded and accountability for assets is maintained. The system of internal control is continually reviewed for its effectiveness and is augmented by written policies and procedures and the careful selection and training of qualified personnel.

The consolidated financial statements were audited by our independent auditors. Their audit was conducted in accordance with auditing standards generally accepted in the United States of America and to independently assess the fair presentation of the Company's financial position, results of operations and cash flows. Their report is shown on page 33.

The Audit Committee, which is composed solely of independent directors, is responsible for monitoring the Company's accounting and reporting practices. The Audit Committee meets periodically with the independent auditors and management to discuss specific accounting, financial reporting and internal control matters. The independent auditors have full and free access to the Audit Committee with and without the presence of management.

Edward W. Stack
Chairman and
Chief Executive Officer

William R. Newlin
Executive Vice President and
Chief Administrative Officer

Michael F. Hines
Executive Vice President
and Chief Financial Officer

consolidated statements of income

Fiscal Year Ended	January 31, 2004	February 1, 2003	February 2, 2002
(Dollars in thousands, except per share data)			
Net sales	**$1,470,845**	$1,272,584	$ 1,074,568
Cost of goods sold, including occupancy and distribution costs	**1,063,106**	935,192	810,999
Gross profit	**407,739**	337,392	263,569
Selling, general and administrative expenses	**314,885**	262,755	213,065
Pre-opening expenses	**6,528**	5,553	5,144
Income from operations	**86,326**	69,084	45,360
(Gain) on sale / loss on write-down of non-cash investment	**(3,536)**	2,447	–
Interest expense, net	**1,831**	2,864	6,241
Income before income taxes	**88,031**	63,773	39,119
Provision for income taxes	**35,212**	25,509	15,648
Net income	**$ 52,819**	$ 38,264	$ 23,471
Earnings per common share: (adjusted for two-for-one stock split – see Note 16)			
Basic	**$ 1.18**	$ 1.08	$ 0.73
Diluted	**$ 1.05**	$ 0.93	$ 0.66
Weighted average common shares outstanding: (adjusted for two-for-one stock split – see Note 16)			
Basic	**44,774**	35,458	32,018
Diluted	**50,280**	40,958	35,736

See notes to consolidated financial statements.

Fiscal Year Ended	January 31, 2004	February 1, 2003
(Dollars in thousands, except per share data)		
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 93,674**	$ 11,120
Accounts receivable, net	**10,417**	16,400
Inventories, net	**254,360**	233,497
Deferred income taxes	**1,021**	8,697
Prepaid expenses and other current assets	**5,222**	5,572
Total current assets	**364,694**	275,286
Property and equipment, net	**100,965**	80,109
Construction in progress – leased facilities	**10,927**	–
Other assets:		
Deferred income taxes	**4,707**	7,512
Investments	**7,054**	1,950
Other	**10,184**	11,378
Total other assets	**21,945**	20,840
Total assets	**$498,531**	$ 376,235
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$118,383**	$ 125,208
Accrued expenses	**72,090**	59,248
Deferred revenue and other liabilities	**37,037**	22,752
Income taxes payable	**–**	12,763
Current portion of long-term debt and capital leases	**505**	213
Total current liabilities	**228,015**	220,184
Long-term liabilities:		
Revolving credit borrowings	**–**	–
Long-term debt and capital leases	**3,411**	3,364
Non-cash obligations for construction in progress – leased facilities	**10,927**	–
Deferred revenue and other liabilities	**13,197**	12,188
Total long-term liabilities	**27,535**	15,552
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value, $.01 per share, authorized shares 5,000,000; none issued and outstanding	**–**	–
Common stock, par value, $.01 per share, authorized shares 100,000,000; issued and outstanding shares 33,052,882 and 25,134,048 at January 31, 2004 and February 1, 2003, respectively	**331**	251
Class B common stock, par value, $.01 per share, authorized shares 20,000,000; issued and outstanding shares 14,107,644 and 15,362,016 at January 31, 2004 and February 1, 2003, respectively	**141**	154
Additional paid-in capital	**175,748**	129,869
Retained earnings	**63,044**	10,225
Accumulated other comprehensive income	**3,717**	–
Total stockholders' equity	**242,981**	140,499
Total liabilities and stockholders' equity	**$498,531**	$ 376,235

See notes to consolidated financial statements.

consolidated statements of comprehensive income

Fiscal Year Ended	**January 31, 2004**	February 1, 2003	February 2, 2002
(Dollars in thousands)			
Net income	**$ 52,819**	$ 38,264	$ 23,471
Other comprehensive income:			
Unrealized gain (loss) on securities available-for-sale, net of tax	**6,016**	(892)	892
Reclassification adjustment for losses realized in net income due to the write-down of the non-cash investment to its fair value, net of tax	**–**	892	–
Reclassification adjustment for gains realized in net income due to the sale of available-for-sale securities, net of tax	**(2,299)**	–	–
Comprehensive income	**$ 56,536**	$ 38,264	$ 24,363

See notes to consolidated financial statements.

Fiscal Year Ended	January 31, 2004	February 1, 2003	February 2, 2002
(Dollars in thousands)			
Cash flows from operating activities:			
Net income	**$ 52,819**	$ 38,264	$ 23,471
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**17,554**	14,420	12,082
Deferred income taxes	**8,476**	(5,019)	1,187
Tax benefit from exercise of stock options	**29,861**	662	–
Gain on sale of non-cash investment	**(3,536)**	–	–
Other non-cash items	**2,067**	2,447	–
Changes in assets and liabilities:			
Accounts receivable	**3,904**	(1,984)	(6,096)
Inventories	**(20,863)**	(31,912)	(39,044)
Prepaid expenses and other assets	**1,549**	(8,218)	(1,909)
Accounts payable	**(19,850)**	28,122	9,424
Accrued expenses	**12,842**	12,236	8,680
Income taxes payable	**(12,763)**	7,033	(4,907)
Deferred revenue and other liabilities	**14,440**	5,087	5,606
Net cash provided by continuing operations	**86,500**	61,138	8,494
Net cash provided by discontinued operations	**–**	–	3,513
Net cash provided by operating activities	**86,500**	61,138	12,007
Cash flows used in investing activities:			
Capital expenditures	**(54,350)**	(29,001)	(32,219)
Proceeds from sale-leaseback transactions	**14,726**	6,417	10,254
Decrease in recoverable costs from developed properties	**2,079**	–	–
Proceeds from sale of non-cash investment	**4,150**	–	–
Net cash used in investing activities	**(33,395)**	(22,584)	(21,965)
Cash flows from financing activities:			
Revolving credit (payments) borrowings, net	**–**	(77,073)	21,929
Borrowings (payments) on long-term debt and capital leases	**339**	(211)	(14,715)
Proceeds from sale of common stock in initial public offering	**–**	30,936	–
Proceeds from sale of common stock under employee stock purchase plan	**2,473**	4,421	–
Proceeds from exercise of stock options	**13,429**	807	–
Repayment of note receivable for common stock	**–**	6,196	–
Increase in bank overdraft	**13,025**	1,514	3,441
Transaction costs related to initial public offering	**183**	(3,000)	–
Net cash provided by (used in) financing activities	**29,449**	(36,410)	10,655
Net increase in cash and cash equivalents	**82,554**	2,144	697
Cash and cash equivalents, beginning of period	**11,120**	8,976	8,279
Cash and cash equivalents, end of period	**$ 93,674**	$ 11,120	$ 8,976
Supplemental non-cash investing and financing activities:			
Construction in progress – leased facilities	**$ 10,927**	$ –	$ –

See notes to consolidated financial statements.

consolidated statements of changes in stockholders' equity

	Common Stock			Class B Common Stock		
	Shares		Dollars	Shares		Dollars
(Dollars in thousands)						
BALANCE, February 3, 2001	27,929,082	$	279	–	$	–
Exercise of stock options and issuance of common stock	5,724,748		57	–		–
Net income	–		–	–		–
Unrealized gain on securities available-for-sale, net of taxes of $480	–		–	–		–
BALANCE, February 2, 2002	33,653,830		336	–		–
Exchange of common stock for Class B common stock	(15,362,016)		(154)	15,362,016		154
Sale of common stock in initial public offering, net of transaction costs	5,544,000		55	–		–
Sale of common stock under stock plans	866,988		9	–		–
Exercise of warrants	38,004		1	–		–
Exercise of stock options, including tax benefit of $662	393,242		4	–		–
Net income	–		–	–		–
Repayment of note receivable	–		–	–		–
Unrealized loss on securities available-for-sale, net of taxes of $480	–		–	–		–
BALANCE, February 1, 2003	**25,134,048**		**251**	**15,362,016**		**154**
Exchange of Class B common stock for common stock	**1,254,372**		**13**	**(1,254,372)**		**(13)**
Sale of common stock under stock plans	**238,906**		**2**	–		–
Exercise of stock options, including tax benefit of $29,861	**6,425,556**		**65**	–		–
Transaction costs related to initial public offering	–		–	–		–
Net income	–		–	–		–
Unrealized gain on securities available-for-sale, net of taxes of $2,001	–		–	–		–
BALANCE, January 31, 2004	**33,052,882**	**$**	**331**	**14,107,644**	**$**	**141**

See notes to consolidated financial statements.

Additional Paid-In Capital	(Accumulated Deficit) Retained Earnings	Note Receivable for Common Stock	Accumulated Other Comprehensive Income (Loss)	Total
$ 89,973	$ (51,510)	$ –	$ –	$ 38,742
6,139	–	(6,196)	–	–
–	23,471	–	–	23,471
–	–	–	892	892
96,112	(28,039)	(6,196)	892	63,105
–	–	–	–	–
27,881	–	–	–	27,936
4,412	–	–	–	4,421
18	–	–	–	19
1,446	–	–	–	1,450
–	38,264	–	–	38,264
–	–	6,196	–	6,196
–	–	–	(892)	(892)
129,869	**10,225**	**–**	**–**	**140,499**
–	**–**	**–**	**–**	**–**
2,471	**–**	**–**	**–**	**2,473**
43,225	**–**	**–**	**–**	**43,290**
183	**–**	**–**	**–**	**183**
–	**52,819**	**–**	**–**	**52,819**
–	**–**	**–**	**3,717**	**3,717**
$175,748	**$ 63,044**	**$ –**	**$ 3,717**	**$242,981**

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations Dick's Sporting Goods, Inc. (together with its subsidiary, the "Company") is a specialty retailer selling sporting goods, footwear and apparel through its 163 stores throughout the eastern half of the United States.

Fiscal Year The Company's fiscal year ends on the Saturday closest to the end of January. Fiscal years 2003, 2002 and 2001 ended on January 31, 2004, February 1, 2003 and February 2, 2002, respectively.

Principles of Consolidation The consolidated financial statements include Dick's Sporting Goods, Inc. and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents Cash and cash equivalents consist of cash on hand and all highly liquid instruments purchased with an original maturity of three months or less.

Cash Management The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable at January 31, 2004 and February 1, 2003 include $42,319,000 and $29,294,000, respectively, of checks drawn in excess of cash balances not yet presented for payment.

Accounts Receivable Accounts receivable consists principally of amounts receivable from vendors. The allowance for doubtful accounts totaled $1,101,000 and $1,432,000, as of January 31, 2004 and February 1, 2003, respectively.

Inventories Inventories are stated at the lower of weighted average cost or market. Inventory cost consists of the direct cost of merchandise including freight. Inventories are net of shrinkage, obsolescence, sales returns and other valuations and vendor allowances totaling $18,489,000 and $16,726,000 at January 31, 2004 and February 1, 2003, respectively.

Property and Equipment Property and equipment are recorded at cost and include capitalized leases. For financial reporting purposes, depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Buildings	40 years
Leasehold improvements	10-20 years
Furniture, fixtures and equipment	3-7 years
Vehicles	5 years

For property and equipment under capital lease agreements, amortization is calculated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Decisions to close or relocate a store or facility space could result in an acceleration of depreciation over the revised useful life. The accelerated depreciation related to stores of $2.7 million, $0.7 million and $1.2 million during fiscal 2003, 2002 and 2001, respectively, was included in cost of goods, including occupancy and distribution costs in our Consolidated Statements of Income. The accelerated depreciation related to our corporate office relocation of $1.1 million and $0.9 million in fiscal 2003 and 2002, respectively, was included in selling, general and administrative expenses included in our Consolidated Statements of Income.

Renewals and betterments are capitalized and repairs and maintenance are expensed as incurred.

The Company periodically evaluates its long-lived assets to assess whether the carrying values have been impaired, using the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Investments Investments consist of shares of restricted and unrestricted, unregistered common stock. Common stock for which restrictions lapse within one year is classified as "available-for-sale" in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and is carried at fair value within other assets. Fair value at the acquisition date was based upon the publicly quoted equity price of GSI Commerce Inc. ("GSI") stock, less a discount resulting from the stock not yet being vested and the unregistered character of the stock once it does vest, which occurs quarterly over a four-year period. This discount was based on an independent appraisal obtained by the Company. Unrealized holding gains and losses on stock for which restrictions lapse within one year are included in other comprehensive income and are shown as a component of stockholders' equity as of the end of each fiscal year (see Note 11).

Deferred Revenue and Other Liabilities Deferred revenue and other liabilities is primarily comprised of gift cards, deferred rent, which represents the difference between rent paid and the amounts expensed for operating leases, amounts deferred relating to the investment in GSI (see Note 11) and advance payments under the terms of building sale-leaseback agreements.

Self-Insurance The Company is self-insured for certain losses related to health, workers' compensation and general liability insurance, although we maintain stop-loss coverage with third-party insurers to limit our liability exposure. Liabilities associated with these losses are estimated in part by considering historical claims experience, industry factors, severity factors and other actuarial assumptions.

Pre-opening Expenses Pre-opening expenses, which consist primarily of marketing, payroll and recruiting costs, are expensed as incurred.

Stock Split On February 10, 2004, the Company's Board of Directors approved a two-for-one stock split, in the form of a stock dividend, of the Company's common shares for stockholders of record on March 19, 2004. The split was effected by issuing our stockholders of record one additional share of common stock for every share of common stock held, and one additional share of Class B common stock for every share of Class B common stock held. The applicable share and per-share data for all periods included herein have been restated to give effect to this stock split (see Note 16).

Earnings Per Share *The computation of basic earnings per share is based on the weighted average number of shares* outstanding during the period. The computation of diluted earnings per share is based on the weighted average number of shares outstanding plus the incremental shares that would be outstanding assuming the exercise of dilutive stock options and warrants, calculated by applying the treasury stock method.

Stock-Based Compensation The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, no compensation expense has been recognized where the exercise price of the option was equal to or greater than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation (see Note 7):

Fiscal Year Ended	**January 31, 2004**	February 1, 2003	February 2, 2002
(Dollars in thousands, except per share data)			
Net income, as reported	**$ 52,819**	$ 38,264	$ 23,471
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	**(3,908)**	(1,825)	(1,020)
Pro-forma net income	**$ 48,911**	$ 36,439	$ 22,451
Earnings per share:			
Basic income applicable to common shareholders – as reported	**$ 1.18**	$ 1.08	$ 0.73
Basic income applicable to common shareholders – pro-forma	**$ 1.09**	$ 1.03	$ 0.70
Diluted income applicable to common shareholders – as reported	**$ 1.05**	$ 0.93	$ 0.66
Diluted income applicable to common shareholders – pro-forma	**$ 0.97**	$ 0.89	$ 0.63

The fair value of stock-based awards to employees is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Employee Stock Options			Employee Stock Purchase Plan		
	2003	2002	2001	**2003**	2002	2001
Expected life (years)	**3-5**	7.5	7.5	**0.50**	0.02 - 0.50	–
Expected volatility	**48% - 62%**	60%	–	**32% - 47%**	60%	–
Risk-free interest rate	**2.20% - 3.52%**	3.50% - 3.51%	5.20%	**0.96% - 1.02%**	1.23% - 1.66%	–
Expected dividend yield	**-**	–	–	**-**	–	–
Weighted average fair values	**$ 10.73**	$ 4.31	$ –	**$ 5.02**	$ 1.67	$ –

Income Taxes The Company utilizes the asset and liability method of accounting for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes," and provides deferred income taxes for temporary differences between the amounts reported for assets and liabilities for financial statement purposes and for income tax reporting purposes.

Revenue Recognition Revenue from retail sales is recognized at the point-of-sale. Revenue from cash received for gift cards is deferred, and the revenue is recognized upon the redemption of the gift card. Sales are recorded net of estimated returns. Revenue from layaway sales is recognized upon receipt of final payment from the customer.

Advertising Costs Production costs of advertising and the costs to run the advertisements are expensed the first time the advertisement takes place. Advertising expense was approximately $54,445,000, $42,568,000 and $37,176,000 for fiscal 2003, 2002, and 2001, respectively.

Vendor Allowances Vendor allowances include allowances, rebates and cooperative advertising funds received from vendors. These funds are determined for each fiscal year and the majority are based on various quantitative contract terms. Amounts expected to be received from vendors relating to the purchase of merchandise inventories are recognized as a reduction of cost of goods sold as the merchandise is sold. Amounts that represent a reimbursement of costs incurred, such as advertising, are recorded as a reduction to the related expense in the period that the related expense is incurred. The Company records an estimate of earned allowances based on the latest projected purchase volumes and advertising forecasts. On an annual basis, the Company confirms earned allowances with vendors to determine the amounts are recorded in accordance with the terms of the contract.

Fair Value of Financial Instruments The Company has financial instruments which include long-term debt and revolving debt. The carrying amounts of the Company's debt instruments approximate their fair value, estimated using the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Segment Information The Company is a specialty retailer that offers a broad range of products in its specialty retail stores in the Eastern United States. Given the economic characteristics of the store formats, the similar nature of the products sold, the type of customer, and method of distribution, the continuing operations of the Company are one reportable segment.

2. PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and consist of the following as of the end of the fiscal periods:

	2003	2002
(Dollars in thousands)		
Buildings	**$ 2,752**	$ 2,752
Leasehold improvements	**92,921**	71,542
Furniture, fixtures and equipment	**81,398**	69,638
	177,071	143,932
Less accumulated depreciation and amortization	**(76,106)**	(63,823)
Net property and equipment	**$100,965**	$ 80,109

3. ACCRUED EXPENSES

Accrued expenses consist of the following as of the end of the fiscal periods:

	2003	2002
(Dollars in thousands)		
Accrued payroll, withholdings and benefits	**$ 28,338**	$ 25,541
Other accrued expenses	**43,752**	33,707
	$ 72,090	$ 59,248

4. REVOLVING CREDIT AGREEMENT

The Company's senior secured revolving credit facility (the "Credit Agreement"), as amended, provides for financing up to $180 million subject to a borrowing base equal to the lesser of 70% of eligible inventory or 85% of the inventory liquidation value net of certain reserves (as defined by the Credit Agreement). The Credit Agreement expires on May 30, 2006. As of January 31, 2004 and February 1, 2003, the Company's unused borrowing capacity under the Credit Agreement was $154,327,000 and $143,810,000, respectively. Borrowings made pursuant to the Credit Agreement bear interest based upon a formula at either (a) the prime rate, or (b) the one-month London Interbank Offering Rate ("LIBOR"), plus the applicable margin (0% for the prime rate option or 1.25% for LIBOR as of January 31, 2004). Borrowings are collateralized by the assets of the Company, excluding store and distribution center equipment and fixtures that have a net carrying value of $17,495,000 as of January 31, 2004.

At January 31, 2004 and February 1, 2003, the prime rate was 4.00% and 4.25%, respectively, and LIBOR was 1.10% and 1.34%, respectively. There were no borrowings outstanding at January 31, 2004 and February 1, 2003.

The Credit Agreement contains restrictive covenants including the maintenance of a certain fixed charge coverage ratio and prohibits payment of any dividends.

The Credit Agreement provides for letters of credit not to exceed the lesser of (a) $50,000,000, (b) $180,000,000 less the outstanding loan balance and (c) the borrowing base minus the outstanding loan balance. As of January 31, 2004 and February 1, 2003, the Company had outstanding letters of credit totaling $12,851,000 and $11,033,000, respectively.

The following table provides information about the Credit Agreement borrowings as of and for the periods:

	2003	2002
(Dollars in thousands)		
Balance, fiscal period-end	**$ –**	$ –
Average interest rate	**2.63%**	3.12%
Maximum outstanding during the year	**$ 71,395**	$134,285
Average outstanding during the year	**$ 33,027**	$ 83,917

5. DEBT

Debt, exclusive of capital lease obligations, consists of the following as of the end of the fiscal periods:

	2003	2002
(Dollars in thousands)		
Third-party:		
Note payable, due in monthly installments of approximately $3, including interest at 4%, through 2020	**$ 834**	$ 873
Related party:		
Note payable to a former principal stockholder, due in monthly installments of approximately $14, including interest at 12%, through May 1, 2006	**325**	443
Total debt	**1,159**	1,316
Less current portion of:		
Third-party	**(41)**	(39)
Related party	**(134)**	(118)
Total long-term debt	**$ 984**	$ 1,159

Certain of the agreements pertaining to long-term debt contain financial and other restrictive covenants, none of which are more restrictive than those of the Credit Agreement as discussed in Note 4.

Scheduled principal payments on long-term debt as of January 31, 2004 are as follows:

Fiscal Year (Dollars in thousands)	
2004	$ 175
2005	193
2006	84
2007	46
2008	48
Thereafter	613
	$ 1,159

6. LEASES

Capital Lease Obligations The Company leases two buildings from the estate of a former stockholder, which is related to current stockholders of the Company, under a capital lease entered into May 1, 1986 which expires in April 2021. The gross and net carrying values of assets under capital leases are approximately $3,599,000 and $1,937,000 as of January 31, 2004 and $3,139,000 and $1,411,000 as of February 1, 2003, respectively.

Scheduled lease payments under capital lease obligations as of January 31, 2004 are as follows:

Fiscal Year (Dollars in thousands)	
2004	$ 529
2005	529
2006	240
2007	240
2008	240
Thereafter	2,955
	4,733
Less amount representing interest	1,976
Present value of net scheduled lease payments	2,757
Less amounts due in one year	330
	$ 2,427

Operating Lease Agreements The Company leases substantially all of its stores, as well as certain office facilities, distribution centers and equipment, under noncancelable operating leases that expire at various dates through 2025. Certain of the store lease agreements contain renewal options for additional periods of five to ten years and contain certain rent escalation clauses. The lease agreements provide primarily for the payment of minimum annual rentals, costs of utilities, property taxes, maintenance, common areas and insurance, and in some cases contingent rent stated as a percentage of gross sales over certain base amounts. Rent expense under these operating leases was approximately $100,489,000, $88,183,000 and $74,918,000 for fiscal 2003, 2002 and 2001, respectively. The Company entered into sale-leaseback transactions related to store fixtures, buildings and equipment that resulted in cash receipts of $14,726,000, $6,417,000, and $10,254,000 for fiscal 2003, 2002 and 2001, respectively.

Scheduled lease payments due (including lease commitments for 23 stores not yet opened at January 31, 2004) under noncancelable operating leases as of January 31, 2004 are as follows:

Fiscal Year (Dollars in thousands)	
2004	$ 118,898
2005	126,291
2006	124,298
2007	121,872
2008	119,390
Thereafter	987,260
	$1,598,009

7. STOCKHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS

Initial Public Offering During October 2002, the Company completed an initial public offering of 16,762,640 shares of common stock, including the underwriters' over-allotment, of which 5,544,000 were sold by us and 11,218,640 were sold by certain of our stockholders. Proceeds, net of $2,817,000 in transaction costs, were $28,119,000. The net proceeds were used to repay outstanding borrowings under our senior secured revolving credit facility.

Stock Option Plans At January 31, 2004, the aggregate number of common shares reserved for grant under the Company's 2002 Stock Option Plan (the "Plan") is 19,866,000 shares. The stock option activity during the fiscal years ended is as follows:

	Shares Subject to Options	Weighted Average Exercise Price Per Share	Shares Subject to Exercisable Options	Weighted Average Exercise Price Per Share
Outstanding, February 3, 2001	17,847,144	$ 1.76	11,723,814	$ 1.55
Granted	203,280	2.17	–	–
Exercised	(5,724,748)	1.08	–	–
Cancelled	(493,938)	2.17	–	–
Outstanding, February 2, 2002	11,831,738	$ 2.08	8,014,596	$ 2.03
Granted	4,718,538	6.70	–	–
Exercised	(393,340)	2.05	–	–
Cancelled	(397,734)	2.17	–	–
Outstanding, February 1, 2003	**15,759,202**	**$ 3.46**	**8,909,490**	**$ 2.05**
Granted	**4,776,906**	**23.16**	**–**	**–**
Exercised	**(6,425,556)**	**2.10**	**–**	**–**
Cancelled	**(469,326)**	**3.70**	**–**	**–**
Outstanding, January 31, 2004	**13,641,226**	**$ 10.99**	**4,607,322**	**$ 2.58**

Stock options generally vest over four years in 25% increments from the date of grant and expire 10 years from the date of grant. As of January 31, 2004, there were 10,284,126 shares of common stock available for issuance pursuant to future stock option grants.

Additional information regarding options outstanding as of January 31, 2004, is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$1.08 - $2.17	4,337,008	5.58	$ 2.05	4,177,202	$ 2.04
$6.00 - $10.48	4,545,792	8.75	6.69	430,120	7.77
$15.29 - $22.87	2,568,072	9.70	21.55	–	–
$25.07 - $25.25	2,190,354	9.97	25.23	–	–
$1.08 - $25.25	13,641,226	8.12	$ 10.99	4,607,322	$ 2.58

Employee Stock Purchase Plan The Company has an employee stock purchase plan which provides that eligible employees may purchase shares of the Company's common stock. There are two offering periods in a fiscal year, one ending on June 30 and the other on December 31, or as otherwise determined by the Company's compensation committee. The employee's purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the semi-annual offering period. Employees may purchase shares having a fair market value of up to $25,000 for all purchases ending within the same calendar year. No compensation expense is recorded in connection with the plan. The total number of shares issuable under the plan is 2,310,000.

There were 238,906 and 866,988 shares issued under the plan during fiscal 2003 and 2002, leaving 1,204,106 shares available for future issuance.

Common Stock, Class B Common Stock and Preferred Stock During fiscal 2002, the Company amended its corporate charter to, among other things, provide for the authorization of the issuance of up to 100,000,000 shares of common stock, 20,000,000 shares of Class B common stock, and 5,000,000 shares of preferred stock. Upon completion of the Company's initial public offering in fiscal 2002, the Company has two classes of common stock, the existing common stock and a new class of Class B common stock. The holders of common stock generally have rights identical to holders of Class B common stock, except that holders of common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share. A related party and relatives of the related party hold all of the Class B common stock. These shares can only be held by members of this group and are not publicly tradeable. Class B common stock can be converted to common stock at the holder's option.

As of January 29, 2000, the Company had 12,516,766 shares of preferred stock authorized and 9,396,612 shares issued. All series of preferred stock were convertible into shares of common stock at the option of the holder. In preference to Series B preferred shares, series A, C, D, E, F and G preferred stock, which were redeemable for cash at certain fixed dates, were entitled to cumulative annual dividends, as defined. The Consolidated Balance Sheets as of January 31, 2004 and February 1, 2003 include $63,897,000 of accretion on previously outstanding redeemable preferred stock to its redemption value through a charge to accumulated deficit from fiscal 1992 to fiscal 2000. Because of the redemption feature on such series, series A, C, D, E, F and G preferred stock were not classified within stockholders' equity.

In fiscal 2000, the preferred shareholders elected to convert all outstanding preferred shares to common stock resulting in the conversion of 18,793,224 shares of preferred stock to 50,502,324 shares of common stock. The Company repurchased approximately 60% of the common stock from the former preferred shareholders for cash of $44,809,000 and promissory notes totaling $13,751,000 which accrued interest at 7% annually. The Company repaid the promissory notes on September 9, 2001.

Note Receivable for Common Stock During fiscal 2001, stock options representing 5,724,748 shares were exercised in exchange for a note receivable due from a related party. The note receivable was repaid during fiscal 2002.

8. INCOME TAXES

The components of the provision for income taxes from continuing operations are as follows:

Fiscal Year	**2003**	2002	2001
(Dollars in thousands)			
Current:			
Federal	**$ 21,543**	$ 25,403	$ 11,940
State	**3,696**	4,854	800
	25,239	30,257	12,740
Deferred:			
Federal	**8,731**	(4,319)	2,333
State	**1,242**	(429)	575
	9,973	(4,748)	2,908
Total provision	**$ 35,212**	$ 25,509	$ 15,648

The provision for income taxes differs from the amounts computed by applying the federal statutory rate as follows for the following periods:

Fiscal Year	**2003**	2002	2001
Federal statutory rate	**35.0%**	35.0%	35.0%
State tax, net of federal benefit	**5.0**	5.0	5.0
Effective income tax rate	**40.0%**	40.0%	40.0%

Components of deferred tax assets (liabilities) consist of the following as of the fiscal periods ended:

	2003	2002
(Dollars in thousands)		
Property and equipment	**$ 144**	$ 2,932
Inventories	**(10,251)**	(677)
Other accrued expenses not currently deductible for tax purposes	**12,087**	10,520
Deferred rent	**3,748**	3,434
Total deferred taxes	**$ 5,728**	$ 16,209

9. EARNINGS PER COMMON SHARE

Earnings per common share is calculated using the principles of SFAS No. 128, "Earnings Per Share" ("EPS"). The number of incremental shares from the assumed exercise of stock options is calculated by applying the treasury stock method. The earnings per share calculations are as follows:

Fiscal Year	2003	2002	2001
(In thousands, except per share data)			
Earnings per common share – Basic:			
Net income	**$ 52,819**	$ 38,264	$ 23,471
Weighted average common shares outstanding	**44,774**	35,458	32,018
Earnings per common share	**$ 1.18**	$ 1.08	$ 0.73
Earnings per common share – Diluted:			
Net income	**$ 52,819**	$ 38,264	$ 23,471
Weighted average common shares outstanding – basic	**44,774**	35,458	32,018
Stock options and warrants	**5,506**	5,500	3,718
Weighted average common shares outstanding	**50,280**	40,958	35,736
Earnings per common share	**$ 1.05**	$ 0.93	$ 0.66

10. DISCONTINUED OPERATIONS OF DICKSSPORTINGGOODS.COM

During January 2001, the Board of Directors approved a plan to discontinue the operations of DSG Holdings LLC, also known as DicksSportingGoods.com, by ceasing its operations in April 2001. The equity interest in operations of DicksSportingGoods.com, the operations as a wholly owned subsidiary, the operations as a component of the Company, and the loss on disposal have been classified as "Discontinued Operations" in the fiscal 2000 Consolidated Statements of Income. During fiscal 2001, the operations of DSG Holdings LLC ceased and the net assets of discontinued operations were realized in an amount that was not materially different from that recorded as of February 3, 2001. Cash flows in connection with the discontinued operations are reported separately in the Consolidated Statements of Cash Flows.

11. INVESTMENTS

In April 2001, the Company entered into an Internet commerce agreement with GSI. Under the terms of this 10-year agreement, GSI is responsible for all financial and operational aspects of the Internet site which operates under the domain name "DicksSportingGoods.com," which name has been licensed to GSI by the Company. The Company and GSI entered into a royalty arrangement that was subsequently converted into an equity ownership at a price that was less than the GSI market value per share. The equity ownership consists of restricted, unregistered common stock of GSI and warrants to purchase unregistered common stock of GSI (see Note 1). The Company recognized the difference between the fair value of the GSI stock and its cost as deferred revenue to be amortized over the 10-year term of the agreement. Deferred revenue at January 31, 2004 and February 1, 2003 was $3,192,000 and $3,618,000, respectively. In total, the number of shares the Company holds represents less than 5% of GSI's outstanding common stock.

The Company regularly evaluates the carrying value of its investment in GSI. During fiscal 2002, the carrying value of GSI exceeded the fair value and the decline in fair value was deemed to be other-than-temporary. The Company wrote down the value of the investment to its fair value, recording a non-cash charge of $2,447,000 for the other-than-temporary reduction in fair value of GSI.

During fiscal 2003, the Company realized a gain of $3,536,000 resulting from the sale of a portion of the Company's investment in GSI.

12. RETIREMENT SAVINGS PLAN

The Company's retirement savings plan, established pursuant to Section 401(k) of the Internal Revenue Code, covers all employees who have completed one year of service and have attained 21 years of age. Under the terms of the retirement savings plan, the Company provides a matching contribution equal to 50% of each participant's contribution up to 10% of the participant's compensation, and may make a discretionary contribution. Total expense recorded under the plan was $1,887,000, $1,201,000 and $1,272,000 for fiscal 2003, 2002 and 2001, respectively. The fiscal 2003 expense included a discretionary contribution of $594,000.

13. COMMITMENTS AND CONTINGENCIES

The Company is involved in legal proceedings incidental to the normal conduct of its business. Although the outcome of any pending legal proceedings cannot be predicted with certainty, management believes that adequate insurance coverage is maintained and that the ultimate resolution of these matters will not have a material adverse effect on the Company's liquidity, financial position or results of operations.

14. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest paid by the Company totaled $1,594,000, $2,686,000 and $6,136,000 for fiscal 2003, 2002 and 2001, respectively. Income tax payments during fiscal 2003, 2002 and 2001 were $12,424,000, $22,370,000 and $14,481,000, respectively.

During fiscal 2001, stock options representing 5,724,748 shares were exercised in exchange for a note receivable in the amount of $6,196,000.

During fiscal 2001, the Company and GSI entered into an Internet commerce agreement that included a royalty arrangement that was subsequently converted into an equity ownership. The Company recognized the difference between the fair value of the GSI stock and its cost as an additional investment and deferred revenue of $4,256,000 (see Note 11).

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information in fiscal years 2003 and 2002 is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(Dollars in thousands, except earnings per share)				
2003				
Net sales	**$304,728**	**$353,521**	**$338,164**	**$474,432**
Gross profit	**82,848**	**96,548**	**88,839**	**139,504**
Income from operations	**11,590**	**25,102**	**6,035**	**43,599**
Net income	**6,650**	**15,467**	**4,713**	**25,989**
Net earnings per common share–diluted	**$ 0.14**	**$ 0.31**	**$ 0.09**	**$ 0.50**

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(Dollars in thousands, except earnings per share)				
2002				
Net sales	$276,635	$310,123	$290,616	$395,210
Gross profit	70,040	80,352	72,129	114,871
Income from operations	8,736	20,420	5,496	34,432
Net income	4,729	11,720	2,754	19,061
Net earnings per common share–diluted	$ 0.12	$ 0.31	$ 0.07	$ 0.41

16. SUBSEQUENT EVENTS

On February 10, 2004, the Company's Board of Directors declared a two-for-one stock split of the Company's common shares. The split will be effected by issuing one additional share of common stock for every share of common stock held, and one additional share of Class B common stock for every share of Class B common stock held on the record date of March 19, 2004. The applicable share and per-share data for all periods included herein have been restated to give effect to this stock split.

On February 18, 2004, the Company completed a private offering of $172.5 million issue price of senior unsecured convertible notes due 2024 ("convertible notes") in transactions pursuant to Rule 144A under the Securities Act of 1933, as amended. Net proceeds to the Company of $145.7 million are after the net cost of a convertible bond hedge and a separate warrant transaction. The hedge and warrant transactions effectively increase the conversion premium associated with the senior convertible notes during the term of these transactions from 40% to 100%, or from $39.31 to $56.16 per share, thereby reducing the potential dilutive effect upon conversion.

The initial offering of $155.0 million issue price of convertible notes were sold on February 11, 2004 in a private, unregistered offering to "qualified institutional buyers," along with the subsequent exercise by the initial purchasers of such offering of their option to purchase an additional $17.5 million issue price of convertible notes for a total issue price of $172.5 million. The transactions closed on February 18, 2004. Net proceeds of $145.7 million to the Company are net of estimated transaction costs associated with the offering of $6.1 million, and the net payment for the bond hedge and warrant transactions described below. The convertible notes bear interest at an annual rate of 2.375% of the issue price payable semi-annually on August 18th and February 18th of each year until February 18, 2009, with the first interest payment to be made on August 18, 2004. After February 18, 2009, the notes will not pay cash interest but the initial principal amount of the notes will accrete daily at an original issue discount rate of 2.625%, until maturity on February 18, 2024, when a holder will receive $1,000 per note. The convertible notes are convertible into the Company's common stock (the "common stock") at an initial conversion price in each of the first 20 fiscal quarters following issuance of the notes of $39.31 per share, upon the occurrence of certain events. Thereafter, the conversion price per share of common stock increases each fiscal quarter by the accreted original issue discount for the quarter. Upon conversion of a note, unless the Company is in default, the Company is obligated to pay cash in lieu of issuing some or all of the shares of common stock, in an amount up to the accreted principal amount of the note, and whether any shares of common stock are issuable in addition to this cash payment would depend upon the then market price of the Company's common stock. The convertible notes will mature on February 18, 2024, unless earlier converted or repurchased. The Company may redeem the notes at any time on or after February 18, 2009, at its option, at a redemption price equal to the sum of the issue price, accrued original discount and any accrued cash interest, if any. The total face amount of the convertible notes was $255.1 million prior to the original discount of $82.6 million.

Concurrently with the sale of the convertible notes, the Company purchased a bond hedge designed to mitigate the potential dilution from the conversion of the convertible notes. Under the five year terms of the bond hedge, one of the initial purchasers ("the counterparty") will deliver to the Company upon a conversion of the bonds a number of shares of common stock based on the extent to which the then market price exceeds $39.31 per share. The aggregate number of shares that the Company could be obligated to issue upon conversion of the convertible notes is 4,388,024 shares.

The cost of the purchased bond hedge was partially offset by the sale of warrants (the "warrants") to acquire up to 8,775,948 shares of the common stock to the counterparty with whom the Company entered into the bond hedge. The warrants are exercisable in year five at a price of $56.16 per share. The warrants may be settled at the Company's option through a net share settlement or a net cash settlement, either of which would be based on the extent to which the then market price exceeds $56.16 per share.

The net effect of the purchased bond hedge and the warrants is to either reduce the potential dilution from the conversion of the convertible notes if the Company elects a net share settlement or to increase the net cash proceeds of the offering if a net cash settlement is elected if the convertible notes are converted at a time when the market price of the common stock exceeds $39.31 per share. There would be dilution from the conversion of the convertible note to the extent that the then market price per share of the common stock exceeds $56.16 at the time of conversion.

REGULATION G RECONCILIATIONS

This Annual Report to Stockholders contains certain non-GAAP financial information. The following tables set forth reconciliations of that non-GAAP financial information to the most directly comparable GAAP information for the stated periods. This non-GAAP financial information includes EBITDA and ROIC.

EBITDA means earnings before interest, taxes, depreciation and amortization, and should not be considered as an alternative to net income or any other generally accepted accounting principles measure of performance or liquidity. EBITDA, as we have defined it, may not be comparable to similarly titled measures reported by other companies. EBITDA is a key metric used by the Company that provides a measurement of profitability that eliminates the effect of changes resulting from financing decisions, tax regulations, and capital investments.

ROIC means return on invested capital. ROIC is expressed as a percentage which is calculated as follows: net income plus adjustments divided by average total capital for the stated periods. Average total capital includes stockholders' equity, plus debt and capital leases plus capitalized operating leases (operating lease rent expense multiplied by a factor of 8). ROIC, as we have defined it, may not be comparable to similarly titled measures reported by other companies. ROIC is a key metric used by the Company in evaluating the efficiency of its use of capital including debt and lease commitments.

EBITDA

	2003	2002	2001
(Dollars in thousands)			
Net income	**$ 52,819**	$ 38,264	$ 23,471
Provision for income taxes	**35,212**	25,509	15,648
Interest expense, net	**1,831**	2,864	6,241
Depreciation and amortization	**17,554**	14,420	12,082
EBITDA	**$107,416**	$ 81,057	$ 57,442

Pro-Forma Net Income and Earnings Per Share The Company believes the use of pro-forma results for prior periods provides a more meaningful comparison to the current period results due to the significant increase in share count since October 15, 2002 when the Company completed its initial public offering, and the related reduction in interest expense due to the application of the net proceeds thereof. The reconciliations of the pro-forma financial information to the most directly comparable GAAP financial information is presented below:

	2003	2002
(Dollars in millions, except per share data)		
Net income	**$ 38.3**	$ 23.5
Interest expense reduction (after tax)	**0.3**	0.8
Pro-forma net income	**$ 38.6**	$ 24.3
Diluted shares	**41.0**	35.7
Public offering adjustment	**4.0**	7.8
Pro-forma diluted shares	**45.0**	43.5
Pro-forma diluted earnings per share	**$ 0.86**	$ 0.56

Return On Invested Capital (ROIC)

(Dollars in thousands)	2003	2002	2001	2000	1999	1998
Net income	**$ 52,819**	$ 38,264	$ 23,471	$ 8,643	$ 11,177	$ 6,325
Discontinued operations	**–**	–	–	7,304	3,514	1,016
Non-recurring charge	**–**	–	–	–	–	1,643
(Gain) on sale / loss on write-down of non-cash investment, after tax	**(2,122)**	1,468	–	–	–	–
Adjusted net income	**50,697**	39,732	23,471	15,947	14,691	8,984
Net income for ROIC calculation	**50,697**	39,732	23,471	15,947	14,691	8,984
Interest expense, net, after tax	**1,099**	1,718	3,745	4,178	2,112	2,897
Rent expense, net, after tax	**60,294**	52,910	44,951	37,029	28,878	22,349
Net income for ROIC after adjustments (numerator)	**$ 112,090**	$ 94,360	$ 72,167	$ 57,154	$ 45,681	$ 34,230
Total stockholders' equity	**$ 242,981**	$140,499	$ 63,105	$ 38,742	$ (62,814)	$ (59,587)
Total mandatorily redeemable preferred stock	**–**	–	–	–	152,170	137,766
Total stockholders' equity for ROIC calculation	**242,981**	140,499	63,105	38,742	89,356	78,179
Total debt	**3,916**	3,577	80,861	73,647	14,931	28,131
Operating leases capitalized at 8x annual rent expense	**803,912**	705,464	599,344	493,720	385,040	298,152
Total debt and operating leases capitalized at 8x annual rent expense	**807,828**	709,041	680,205	567,367	399,971	326,283
Total capital (total stockholders' equity + total debt and operating leases capitalized at 8x annual rent expense)	**1,050,809**	849,540	743,310	606,109	489,327	404,462
Average total capital (denominator)[1]	**$ 950,175**	$796,425	$674,710	$547,718	$446,895	$402,668
ROIC	**11.8%**	11.8%	10.7%	10.4%	10.2%	8.5%
ROIC using GAAP amounts[2]	**12.0%**	11.7%	10.7%	10.6%	14.0%	11.7%

[1] Average total capital is calculated as the sum of the current and prior year-ending total capital divided by two.

[2] ROIC using GAAP amounts was derived as the quotient of net income for ROIC not adjusted (numerator) and average total capital not adjusted for the mandatorily redeemable preferred stock (denominator).

The after-tax amounts were calculated using a 40% effective tax rate.

CORPORATE OFFICE

200 Industry Drive
RIDC Park West
Pittsburgh, PA 15275
412-809-0100

THE DICK'S SPORTING GOODS WEBSITE

www.dickssportinggoods.com

TRANSFER AGENT AND REGISTRAR

Wachovia Bank, National Association
Equity Services Group NC 1153
1525 West W.T. Harris Blvd., 3C3
Charlotte, NC 28288-1153

INDEPENDENT AUDITORS

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222

COMMON STOCK

The shares of Dick's Sporting Goods, Inc. common stock are listed and traded on the New York Stock Exchange (NYSE), under the symbol "DKS." The shares of the Company's Class B common stock are neither listed nor traded on any stock exchange or other market.

The number of holders of record of shares of the Company's common stock and Class B common stock as of April 12, 2004 was 120 and 11, respectively.

QUARTERLY STOCK PRICE RANGE

Set forth below, for the applicable periods indicated, are the high and low closing sales prices per share of the Company's common stock as reported by the NYSE.

Fiscal Quarter Ended	High	Low
May 3, 2003	**$ 15.10**	**$ 8.65**
August 2, 2003	**$ 19.88**	**$ 13.62**
November 1, 2003	**$ 23.85**	**$ 17.17**
January 31, 2004	**$ 26.50**	**$ 22.12**

Note: The closing prices have been adjusted for the two-for-one stock split in the form of a stock dividend, which became effective April 5, 2004.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Our current senior secured revolving credit facility prohibits payment of any dividends.

NON-GAAP FINANCIAL MEASURES

For any non-GAAP financial measures used in this report, see page 50 for a presentation of the most directly comparable GAAP financial measure and a quantitative reconciliation to that GAAP financial measure.

ANNUAL MEETING

June 2nd at 1:30 p.m.
Wyndham Hotel
777 Aten Road
Coraopolis, PA

FORM 10-K

A Form 10-K is available without charge online at www.dickssportinggoods.com/investors, e-mail at investors@dcsg.com or through www.sec.gov.

It is also available upon request to:

Investor Relations
200 Industry Drive
RIDC Park West
Pittsburgh, PA 15275
412-809-0100

BOARD OF DIRECTORS

(from left to right)

Edward W. Stack
Director since 1984
Chairman and
Chief Executive Officer
Dick's Sporting Goods, Inc.

William J. Colombo
Director since 2002
President and
Chief Operating Officer
Dick's Sporting Goods, Inc.

David I. Fuente
Director since 1993
Previous Chairman of the Board
and Chief Executive Officer
Office Depot, Inc.

Steven E. Lebow
Director since 1999
Managing Partner
and Co-founder
SRP Partners

Walter Rossi
Director since 1993
Previous Chairman of the Retail Group
at Phillips-Van Heusen Corporation
and Chairman and Chief Executive
Officer of Mervyn's

Lawrence J. Schorr
Director since 1985
Chief Executive Officer
Empire Plastics, Inc.
and Co-Managing Partner
of Levene, Gouldin & Thompson, LLP

Emanuel Chirico
Director since 2003
Executive Vice President
and Chief Financial Officer
Phillips-Van Heusen Corporation



CORPORATE OFFICERS

Edward W. Stack
Chairman and Chief Executive Officer

William J. Colombo
President and Chief Operating Officer

William R. Newlin
Executive Vice President
and Chief Administrative Officer

Michael F. Hines
Executive Vice President
and Chief Financial Officer

Bill Dandy
Senior Vice President
and Chief Marketing Officer

Eileen Gabriel
Senior Vice President
and Chief Information Officer

Jeffrey R. Hennion
Senior Vice President
Strategic Planning

Jerel Hollens
Senior Vice President
Supply Chain

Joseph J. Queri, Jr.
Senior Vice President
Real Estate

Gary M. Sterling
Senior Vice President
Merchandising

Lee Belitsky
Vice President
Controller and Treasurer

Joseph H. Schmidt
Vice President
Store Operations

EVERY SEASON STARTS AT

DICK'S

SPORTING GOODS®